

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2023

Casey McGarvey
Chief Legal Officer
Purple Innovation, Inc.
4100 North Chapel Ridge Road, Suite 200
Lehi, Utah 84043

> **Re: Purple Innovation, Inc.**
> **Registration Statement on Form S-3**
> **Filed on December 27, 2022**
> **File No. 333-269005**

Dear Casey McGarvey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at (202) 551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing